Filed Pursuant to Rule 424b(3)
Registration Nos. 333-132484
333-132484-01

POWERSHARES DB G10 CURRENCY HARVEST FUND

DB G10 CURRENCY HARVEST MASTER FUND

SUPPLEMENT DATED FEBRUARY 2, 2007

TO

PROSPECTUS DATED SEPTEMBER 15, 2006

This Supplement updates certain disclosure set forth in the Prospectus dated September 15, 2006, as supplemented from time-to-time (the “Prospectus”) of PowerShares DB G10 Currency Harvest Fund (the “Fund”) and DB G10 Currency Harvest Master Fund. All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.

This Supplement contains (i) an update of the first risk factor at the top of the second column under the sub-section “Risk Factors” set forth on page 3 of the Prospectus; (ii) an update of the yield on 3-month U.S. Treasury bills under the sub-heading “Segregated Accounts/Interest Income” and under Risk Factor (17) “Fees and Commissions are Charged Regardless of Profitability and May Result in Depletion of Assets” as set forth on pages 11 and 24, respectively, of the Prospectus; (iii) an update of the sub-section “Breakeven Amounts” set forth on page 14 of the Prospectus; (iv) an update of the sub-section “Breakeven Table” as set forth on page 16 of the Prospectus; (v) an insertion of the section entitled “PERFORMANCE OF POWERSHARES DB G10 CURRENCY HARVEST FUND” as set forth after the sub-section “Market Diversification” on page 30 of the Prospectus; (vi) an update of the section entitled “PERFORMANCE OF COMMODITY POOL OPERATED BY THE MANAGING OWNER AND ITS AFFILIATES” as set forth on pages 49-50 of the Prospectus; (vii) an update of Mr. Gregory Collett’s biography set forth on page 63 of the Prospectus; and (viii) an update of certain tax information relating to UBTI with respect to the Fund and Master Fund as set forth on page 81 of the Prospectus.

* * * * * * * * * * * * * * * * * * *

All information in the Prospectus is hereby restated, except as amended or supplemented hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

DB COMMODITY SERVICES LLC

Managing Owner

1. The first risk factor at the top of the second column under the sub-section “Risk Factors” on page 3 is hereby deleted and replaced, in its entirety, by the following:

“•	The Fund and the Master Fund are subject to fees and expenses in the aggregate amount of approximately 0.81% per annum as described herein and will be successful only if their annual returns from futures trading, plus their annual interest income from their holdings of United States Treasury securities and other high credit quality short-term fixed income securities, exceed such fees and expenses of approximately 0.81% per annum. Because it is expected that interest income will exceed the fees and costs incurred by the Fund and Master Fund at the end of the first twelve months of an investment, the percentage of profit required for the Fund to breakeven at the end of the first twelve months of an investment, by definition, is expected to be 0.00%. The Master Fund (and, in turn, the Fund) is expected to earn interest income equal to 5.12% per annum, based upon the current yield of 3-month U.S. Treasury bills. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, the Fund is expected to have a net income equal to approximately 4.31% per annum, assuming that the Fund has not experienced gains or losses from its futures trading.”

2. The number “5.08%” with respect to the yield on 3-month U.S. Treasury bills is deleted under the sub-heading “Segregated Accounts/Interest Income” and under Risk Factor (17) “Fees and Commissions are Charged Regardless of Profitability and May Result in Depletion of Assets” on pages 11 and 24, respectively, and is replaced with “5.12%”.

3. The sub-section “Breakeven Amounts” on page 14 is hereby deleted and replaced, in its entirety, by the following:

“The estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in Shares of the Fund during the first twelve months of investment is (0.81)% per annum of the net asset value of the Fund, plus the amount of any commissions charged by the investor’s broker.

The Fund and the Master Fund will be successful only if their annual returns from futures trading, plus their annual interest income from their holdings of United States Treasury securities and other high credit quality short-term fixed income securities, exceed such fees and expenses of approximately 0.81% per annum. Because it is expected that interest income will exceed the fees and costs incurred by the Fund and Master Fund at the end of the first twelve months of an investment, the percentage of profit required for the Fund to breakeven at the end of the first twelve months of an investment, by definition, is expected to be 0.00%. The Master Fund (and, in turn, the Fund) is expected to earn interest income equal to 5.12% per annum, based upon the current yield of 3-month U.S. Treasury bills. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, the Fund is expected to have a net income equal to approximately 4.31% per annum, assuming that the Fund has not experienced gains or losses from its futures trading.”

4. The sub-section “Breakeven Table” on page 16 is hereby deleted and replaced, in its entirety, by the following:

“Breakeven Table”

	Dollar Amount and Percentage of Expenses of the Fund[1]
Expense	USD	%
Management Fee[2]	USD 0.19	0.75%
Organization and Offering Expense Reimbursement[3]	USD 0.00	0.00%
Brokerage Commissions and Fees[4]	USD 0.02	0.06%
Routine Operational, Administrative and Other Ordinary Expenses[5,6]	USD 0.00	0.00%
Interest Income[7]	USD (1.28)	(5.12)%
12-Month Breakeven[8,9,10]	USD (1.07)	0.00%

1.	The breakeven analysis set forth in this column assumes that the Shares have a constant month-end net asset value and is based on USD 25.00 as the net asset value per Share. See “Charges” on page 54 for an explanation of the expenses included in the “Breakeven Table.”

2.	From the Management Fee, the Managing Owner will be responsible for paying the fees and expenses of the Administrator, ALPS Distributors and AIM Distributors.

3.	The Managing Owner is responsible for paying the organization and offering expenses of the Fund and the Master Fund.

4.	Estimated brokerage commissions are based on the anticipated notional exposure of the portfolio and quarterly rebalancing. The actual amount of brokerage commissions and trading fees to be incurred will vary based upon the trading frequency of the Master Fund and the specific futures contracts traded.

5.	The Managing Owner is responsible for paying all routine operational, administrative and other ordinary expenses of the Fund and the Master Fund.

6.	In connection with orders to create and redeem Baskets, Authorized Participants will pay a transaction fee in the amount of USD 500 per order. Because these transaction fees are de minimis in amount, are charged on a transaction-by-transaction basis (and not on a Basket-by-Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table.

7.	Interest income currently is estimated to be earned at a rate of 5.12%, based upon the current yield on 3-month U.S. Treasury bills.

8.	Because it is expected that interest income will exceed the fees and costs incurred by the Fund and Master Fund at the end of the first twelve months of an investment, the percentage of profit required for the Fund to breakeven at the end of the first twelve months of an investment, by definition, is expected to be 0.00%.

9.	The Fund and the Master Fund are subject to (i) a Management Fee of 0.75% per annum and (ii) estimated brokerage commissions and fees of 0.06% per annum. The Fund and the Master Fund are subject to fees and expenses in the aggregate amount of approximately 0.81% per annum. The Fund and Master Fund will be successful only if their annual returns from the underlying futures contracts, including annual income from 3-month U.S. Treasury bills, exceed approximately 0.81% per annum. The Master Fund (and, in turn, the Fund) is expected to earn 5.12% per annum, based upon the current yield of 3-month U.S. Treasury bills. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, the Fund would be expected to earn approximately 4.31% per annum, assuming that the Fund has not experienced either gains or losses resulting from investing in the underlying futures contracts.

10.	You may pay customary brokerage commissions in connection with purchases of the Shares. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the Breakeven Table. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.”

5. The section entitled “PERFORMANCE OF POWERSHARES DB G10 CURRENCY HARVEST FUND” is hereby inserted in its entirety after the sub-section “Market Diversification” on page 30 as follows:

“PERFORMANCE OF POWERSHARES DB G10 CURRENCY HARVEST FUND

Name of Pool: PowerShares DB G10 Currency Harvest Fund

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: September 2006

Aggregate Gross Capital Subscriptions as of December 31, 2006: $126,666,090

Net Asset Value as of December 31, 2006: $129,220,919

Net Asset Value per Share as of December 31, 2006: $25.84

Worst Monthly Drawdown: (1.30%) November 2006

Worst Peak-to-Valley Drawdown: (1.30%) November 2006

Monthly Rate of Return	2006(%)
January
February
March
April
May
June
July
August
September	(0.24)%
October	1.92%
November	(1.30)%
December	2.99%

Compound Rate of Return	3.36% (3 1/2 months)

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Footnotes to Performance Information

1. “Aggregate Gross Capital Subscriptions” is the aggregate of all amounts ever contributed to the pool, including redeemed investments.

2. “Net Asset Value” is the Net Asset Value of the pool as of December 31, 2006.

3. “Net Asset Value per Share” is the Net Asset Value of the pool divided by the total number of Shares outstanding as of December 31, 2006.

4. “Worst Monthly Drawdown” is the largest single month loss sustained since inception of trading. “Drawdown” as used in this section of the Prospectus means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity. “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures. “Month” is the month of the Worst Monthly Drawdown.

5. “Worst Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Share over the history of the pool. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. “Worst Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Share that occurs without such month-end Net Asset Value per Share being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Share of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Share had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.”

6. The section entitled “PERFORMANCE OF COMMODITY POOL OPERATED BY THE MANAGING OWNER AND ITS AFFILIATES” on pages 49-50 is hereby deleted and replaced, in its entirety, by the following:

“PERFORMANCE OF COMMODITY POOL OPERATED BY

THE MANAGING OWNER AND ITS AFFILIATES

General

The performance information included herein is presented in accordance with CFTC regulations. The Fund differs materially in certain respects from the pool’s performance which is included herein. The following sets forth summary performance information for all pools operated by the Managing Owner (other than the Fund).

The pool, the performance of which is summarized herein, is materially different in certain respects from the Fund and the past performance summary of such pool is generally not representative of how the Fund might perform in the future. This pool also has material differences from the Fund, such as different investment objectives and strategies, leverage, employment of short in addition to long positions and fee structures, among other variations. The performance record of this pool may give some general indication of the Managing Owner’s capabilities by indicating the past performance of other pools sponsored by the Managing Owner.

Effective as of January 5, 2007, the Managing Owner serves as the managing owner, commodity pool operator and commodity trading advisor of seven additional public commodity pools (PowerShares DB Energy Fund (DBE), PowerShares DB Oil Fund (DBO), PowerShares DB Precious Metals Fund (DBP), PowerShares DB Gold Fund (DGL), PowerShares DB Silver Fund (DBS), PowerShares DB Base Metals Fund (DBB) and PowerShares DB Agriculture Fund (DBA)). Because the performance information included herein is as of December 31, 2006, the performance of these seven funds has not been included herein.

All summary performance information is current as of December 31, 2006. Performance information is set forth, in accordance with CFTC Regulations since February 2006 (inception with respect to PowerShares DB Commodity Index Tracking Fund). CFTC Regulations require inclusion of only performance information within the five most recent calendar years and year-to-date, or, if inception of the pool has been less than five years and year-to-date, then since inception.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS, AND MATERIAL DIFFERENCES EXIST BETWEEN THE FUND AND THE POOL WHOSE PERFORMANCE IS SUMMARIZED HEREIN.

INVESTORS SHOULD NOTE THAT INTEREST INCOME MAY CONSTITUTE A SIGNIFICANT PORTION OF A COMMODITY POOL’S INCOME AND, IN CERTAIN INSTANCES, MAY GENERATE PROFITS WHERE THERE HAVE BEEN REALIZED AND UNREALIZED LOSSES FROM COMMODITY TRADING.

Name of Pool:	PowerShares DB Commodity Index Tracking Fund
Type of Pool:	Public, Exchange-Listed Commodity Pool
Date of Inception of Trading:	February 2006
Aggregate Gross Capital Subscriptions as of December 31, 2006:	$732,524,834
Net Asset Value as of December 31, 2006:	$711,927,571
Net Asset Value per Share as of December 31, 2006:	$24.55
Worst Monthly Drawdown:	(4.70)% (December 2006)
Worst Peak-to-Valley Drawdown:	(7.14%) July – September 2006

Monthly Rate of Return	2006(%)
January
February	(4.66)%
March	3.63%
April	6.51%
May	(0.42)%
June	(0.29)%
July	1.65%
August	(2.71)%
September	(4.54)%
October	1.21%
November	6.40%
December	(4.70)%

Compound Rate of Return	1.24% (11 months)

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Footnotes to Performance Information

1. “Aggregate Gross Capital Subscriptions” is the aggregate of all amounts ever contributed to the pool, including investors who subsequently redeemed their investments.

2. “Net Asset Value” is the Net Asset Value of the pool as of December 31, 2006.

3. “Net Asset Value per Share” is the Net Asset Value of the pool divided by the total number of Shares outstanding as of December 31, 2006.

4. “Worst Monthly Drawdown” is the largest single month loss sustained since inception of trading. “Drawdown” as used in this section of the Prospectus means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity. “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures. “Month” is the month of the Worst Monthly Drawdown.

5. “Worst Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Share over the history of the pool. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. “Worst Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Share that occurs without such month-end Net Asset Value per Share being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Share of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Share had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

[Remainder of page left blank intentionally.]”

7. The biography of Mr. Gregory Collett on page 63 is hereby deleted and replaced, in its entirety, by the following:

“Gregory Collett served as Vice President and Counsel in the Legal Department of Deutsche Bank AG from October 2002 through June 2006, where he worked primarily with the Commodities Group to build Deutsche Bank’s power and gas trading and commodity funds businesses. Mr. Collett joined the Global Currency & Commodities Complex Risk Group in June 2006 with responsibility for providing currency and commodity based investor solutions to the DB sales force in the Americas and serves as a principal, the Chief Operating Officer and principal financial officer of the Managing Owner. Mr. Collett also serves as an associated person of Deutsche Bank Securities Inc. From March 2000 through October 2002, Mr. Collett was an associate with the law firm of Sidley Austin LLP in New York, and prior to that he was an attorney-advisor with the Commodity Futures Trading Commission from October 1998 to February 2000. Since 2003, Mr. Collett has served on the Futures Industry Association’s Law & Compliance Executive Committee. Mr. Collett received his J.D. from George Washington University Law School in 1997 and his B.A. from Colgate University in 1993.”

8. The last paragraph under the sub-heading “Tax-Exempt Organizations” on pages 86 and 87 of the Prospectus is hereby deleted and replaced, in its entirety, by the following:

“All of the income realized by the Master Fund is expected to be short-term or long-term capital gain income, interest income or other passive investment income of the type specifically exempt from UBTI as discussed above. Neither the Fund nor the Master Fund will borrow funds for the purpose of acquiring or holding any investments or otherwise incur “acquisition indebtedness” with respect to such investments. Therefore, a tax-exempt entity purchasing Shares would not incur any UBTI by reason of its investment in the Shares or upon sale of such Shares provided that such tax-exempt entity does not borrow funds for the purpose of investing in the Shares.”